August 2, 2011

VIA EDGAR CORRESPONDENCE

Mr. John Cash
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-7553

Re:
Kraton Performance Polymers, Inc.
Form 8-K filed February 15, 2011
Form 10-K filed March 7, 2011
Definitive Proxy Statement on Schedule 14A filed April 8, 2011
Form 10-Q filed May 5, 2011
File No. 1-34581

Dear Mr. Cash:

Set forth below are responses by Kraton Performance Polymers, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in its letter dated July 19, 2011, with respect to the above referenced Form 8-K filed February 15, 2011, Form 10-K filed March 7, 2011 (“2010 10-K”), Definitive Proxy Statement on Schedule 14A filed April 8, 2011 and Form 10-Q filed May 5, 2011.

Responses to the Staff’s comments are set forth below and are keyed to the numbered comments in the comment letter.  For your convenience, we have also included the text of the Staff’s comments in bold, followed in each case by the Company’s response.

In responding to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

15710 John F Kennedy Blvd, Suite 300, Houston, Texas 77032
phone: 281.504.4700  fax: 281.504.4953  www.kraton.com

Mr. John Cash
Securities and Exchange Commission
August 2, 2011

Form 8-K filed February 15, 2011

1.
It appears that you have omitted the schedules and exhibits referenced in your Credit Agreement dated February 11, 2011. Please file a complete copy of this credit agreement, including all schedules and exhibits referenced therein. Please refer to Item 601(b)(10) of Regulation S-K.

Response

In response to the Staff's comment, the Company will file a complete copy of the Credit Agreement dated February 11, 2011, including all schedules and exhibits referenced therein, as an exhibit to our Form 10-Q for the quarterly period ended June 30, 2011 (“June 30 10-Q”).

Form 10-K for the Fiscal Year Ended December 31, 2010 filed March 7,2011

Results of Operations, page 43

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Income Tax Expense (Benefit), page 50

2.	Please provide to us, and include in future filings, a more comprehensive discussion regarding the reasons for changes in your deferred tax asset valuation allowance.

Response

In response to the Staff's comment, the Company will include in the June 30 10-Q and applicable future filings, a more comprehensive discussion regarding the reasons for changes in our deferred tax asset valuation allowances. During the periods presented, we recorded changes in the valuation allowance as a result of our assessment of whether we were more likely than not to realize deferred tax assets attributable to the United States and France. In 2010, we increased our valuation allowance as a result of generating additional net operating loss carryforwards in France that are more likely than not to expire unused due to our long history of losses. Also, in 2010, we released a portion of the valuation allowance related to the United States due to actual taxable income generated in the period. In assessing the realizability of deferred tax assets, we consider whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. We consider the reversal of deferred tax liabilities within the net operating loss carryforward period, projected future taxable income and tax planning strategies in making this assessment.

15710 John F Kennedy Blvd, Suite 300, Houston, Texas 77032
phone: 281.504.4700  fax: 281.504.4953  www.kraton.com

Mr. John Cash
Securities and Exchange Commission
August 2, 2011

Critical Accounting Policies, page 53

Benefit Plans, page 55

3.
Please revise future filings to include a more comprehensive discussion regarding the assumptions you use in determining your benefit obligations. In this regard we note your assumptions involve significant judgment and may fluctuate. Where material, please include a sensitivity analysis to help the reader understand the potential impacts fluctuations may have on your results of operations and liquidity. Please refer to the SEC's Interpretation: commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations [Release Nos. 33-8350, 34-48960, FR-72].

Response

In response to the Staff's comment, the Company will include in the June 30 10-Q and applicable future filings a more comprehensive discussion regarding the assumptions used in determining our benefit obligations. Where material or necessary in our judgment to an investor’s understanding of our results of operations and liquidity, such discussion will include a sensitivity analysis to help illustrate potential impacts of fluctuations.

4.
We note from your disclosure on page F-28 that the underlying nature of your plan assets has changed. For example, the percentage of the equities in your plan assets has significantly decreased from 2009 to 2010. Please revise to discuss and quantify how the underlying nature of your plan assets impacts your benefit assumptions.

Response

The changes in the underlying nature of our plan assets referenced in the Staff’s comment, including the decrease in equities, has not materially impacted our benefit assumptions. Although our target asset allocation has changed from the prior year, as described in more detail in Response 9 below, we are still targeting an 8.5% annual return for the assets in the pension trust over the long-term. We believe that, although the decrease in the equity securities component reduces the likelihood of outperforming the assumed 8.5% rate of return, the related expected decrease in volatility likewise reduces the probability of performance below 8.5% and, accordingly, that such assumed rate remains reasonable. To the extent that our benefit assumptions in the future are materially impacted by any changes in the nature of our plan assets, we will include in the applicable future filing in response to the Staff’s comment a discussion and, where material or necessary in our judgment to an investor’s understanding of our results of operations and liquidity, quantification of such impact.

15710 John F Kennedy Blvd, Suite 300, Houston, Texas 77032
phone: 281.504.4700  fax: 281.504.4953  www.kraton.com

Mr. John Cash
Securities and Exchange Commission
August 2, 2011

Contractual Obligations, page 60

5.	In future filings please include your expected future pension contributions in your table of contractual obligations.

Response

In response to the Staff's comment, the Company will include in the June 30 10-Q and applicable future filings an estimate (with appropriate qualifications regarding the forward-looking nature of such disclosure) of its expected future pension contributions in its table of contractual obligations. The Company respectfully notes that it disclosed on page 56 of the 2010 10-K the current year expected future pension contributions and the prior year actual pension contributions under the caption “—Liquidity and Capital Resources” in Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Item 7 A. Quantitative and Qualitative Disclosures About Market Risk, page 62

6.	In future filings, please provide the quantitative disclosure required by Item 305(a) of Regulation S-K with respect to your market risk sensitive instruments.

Response

In response to the Staff's comment, the Company will include in the June 30 10-Q and applicable future filings the quantitative disclosure required by Item 305(a) of Regulation S-K with respect to our market risk sensitive instruments.

Item 9A. Controls and Procedures, page 63

Changes in Internal Control Over Financial Reporting, page 64

7.
Please tell us what influence, if any, implementation of your new ERP system, first referenced on page 8, had on your conclusion that during the applicable period there were no changes in your internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

Response

The implementation of our new ERP system was completed as of October 1, 2009 and, consequently, did not influence our determination in the 2010 10-K that during the applicable period (the quarter ended December 31, 2010) there were no changes in the Company’s internal control over financial reporting that had materially affected, or were reasonably likely to materially affect, the Company’s internal control over financial reporting.

15710 John F Kennedy Blvd, Suite 300, Houston, Texas 77032
phone: 281.504.4700  fax: 281.504.4953  www.kraton.com

Mr. John Cash
Securities and Exchange Commission
August 2, 2011

Notes to Consolidated Financial Statements

8. Employee Benefits, page F-26

8.
We note your reference on page F-28 to studies conducted by actuaries. Please tell us what consideration you gave to identifying the actuaries by name and filing consents to the use of their names as required by Rule 436 of Regulation C. In this regard, we note that you incorporate your Form 10-K by reference into your registration statements on Form S-8 (333-163893) and Form S-4 (333-173795-03).

Response

Our management relied in part on actuarial studies in establishing the expected long-term rate of return on assets assumption. It was not our intent to attribute such assumption to the actuaries or to “expertise” the actuarial studies; therefore, we did not name the actuaries in our filing or seek a consent from the actuaries. In response to the Staff’s comment and to avoid any confusion with respect to the source of our assumption, in future applicable filings we will remove such references to actuaries or make clear that such assumptions or disclosures are statements of the registrant.

9.
We note that your expected long-term rate of return on pension assets is 8.5%, but that historical performance does not appear to support that assumption. Please provide a more comprehensive explanation as to why this expected rate of return is appropriate and the weight that your actuaries' study lends to historical performance.

Response

We conducted an analysis of the reasonable range for the expected long-term return on assets (EROA) for the KRATON Polymers U.S., LLC Pension Plan pursuant to Financial Accounting Standards Board Accounting Standard Codification (FASB ASC) Topic 715, which included a stochastic analysis conducted by actuaries, and determined based on our analysis that the 8.5% EROA is within the acceptable range of assumptions.

Background

The EROA is used to determine the expected return on asset component of FASB ASC 715 expense.  Per FASB ASC 715, the EROA is defined as:

“The expected long-term rate of return on plan assets shall reflect the average rate of earnings expected on the funds invested or to be invested to provide for the benefits included in the projected benefit obligation.” Financial Accounting Standards Board 715-30-35-47.

15710 John F Kennedy Blvd, Suite 300, Houston, Texas 77032
phone: 281.504.4700  fax: 281.504.4953  www.kraton.com

Mr. John Cash
Securities and Exchange Commission
August 2, 2011

This return assumption is usually net of any non-investment related expenses paid from the trust. Since this assumption is specifically linked to the underlying plan assets, it is well suited for the stochastic analysis presented in our response.

Applicable Guidelines

Actuaries must follow professional standards when setting or recommending assumptions. The relevant standard for asset return assumptions is Actuarial Standard of Practice 27 (ASOP 27). This standard states that, in selecting the return on asset assumption for valuation purposes, actuaries should:

• develop a “best estimate range” of the expected results (roughly, the 25th to 75th percentile);

• choose a point within that range, not necessarily the middle;

• ensure that the various economic assumptions (e.g., inflation, pay scale and asset returns) are consistent with each other;

• not overly weigh recent experience in the analysis, as the expectations are for the long-term;

• base the estimate on the long-term asset mix of the fund; and

• reflect both historical indices and the fund’s actual performance.

Approach

The best estimate range is derived from the current asset mix of the fund and a stochastic simulation model. The model uses historical market data for the period 1926-2010 and three asset classes (stocks, bonds, and cash) to determine the best-estimate range of future returns. Five thousand simulations were run to determine the compound average annual return over a 20-year period (the approximate duration of our liabilities under the KRATON Polymers U.S., LLC Pension Plan). The distribution of results from these simulations provides the best estimate range. Essentially, this range is chosen such that 25% of the simulations lie above and 25% of the simulations lie below the range.

Simulation Results

The plan’s target asset allocation as of December 31, 2010 was 38% equity, 45% debt and 17% other, with the “other” component consisting of a global market fund (8%), a real estate fund (6%) and a commodity fund (3%). We believe that the three funds in the “other” category together would behave more similarly to debt than to stocks or cash and therefore included the 17% “other” component as bonds in the model.

Based on the plan’s current target asset allocation, the reasonability range for asset returns (before non-investment expenses) was 6.5% to 9.4%. The asset return assumption

15710 John F Kennedy Blvd, Suite 300, Houston, Texas 77032
phone: 281.504.4700  fax: 281.504.4953  www.kraton.com

Mr. John Cash
Securities and Exchange Commission
August 2, 2011

set for determining the 2011 FASB ASC 715 expense was 8.5%, after non-investment expenses paid by the Trust. This is equivalent to a gross assumption of 9.0%, less 0.5% for non-investment expenses, to yield a return of 8.5% net of expenses. This 9.0% rate falls within the best-estimate range, between the 50th and 75th percentile.

10. Related Party Transactions, page F-37

10.
We note you have a 'due to related party' on your balance sheet. Please confirm that the balance reflects amounts owed to Kraton JSR Elastomers K.K. and the credit terms provided under the relationship.

Response

The Company’s related party transactions recorded in “due to related party” in its Consolidated Balance Sheets are solely related to Kraton JSR Elastomers K.K. The relationship is a customary commercial relationship in our industry and requires payment by each party to the other within 150 days.  In response to the Staff’s comment we will include clarifying disclosure in the June 30 10-Q and applicable future filings.

12. Industry Segment and Foreign Operations, page F-38

11.
We note your disclosure that you operate in one segment and one group of similar products and your disclosure on page nine indicates that you have five primary product lines. Please revise your segment disclosure in future filings to clarify that you have five product lines and provide the disclosures required by ASC Topic 280-10-50-40.

Response

In response to the Staff's comment, the Company will revise its segment disclosure in the June 30 10-Q and applicable future filings in accordance with ASC Topic 280-10-50-40. Pursuant to ASC Topic 280-10-50-40, “a public entity shall report the revenues from external customers for each product and service or each group of similar products and services unless it is impracticable to do so. The amounts of revenues reported shall be based on the financial information used to produce the public entity’s general-purpose financial statements.”

Isoprene rubber (“IR”) and its alternative product form of isoprene rubber latex (“IRL”) are used primarily in the medical products business. Examples of applications include surgical gloves, medical stoppers, and catheter components. We make IRL in a proprietary production process through the emulsion of IR in water. As a result of the foregoing, the Company considers IR and IRL to be similar products, and as such, will combine the revenues of these products in future filings.

15710 John F Kennedy Blvd, Suite 300, Houston, Texas 77032
phone: 281.504.4700  fax: 281.504.4953  www.kraton.com

Mr. John Cash
Securities and Exchange Commission
August 2, 2011

Item 15. Exhibits, page E-l

12.
Your exhibit list indicates that portions of exhibits 10.30, 10.31, 10.34-.38, 10.42, 10.44, and 10.45 have been omitted pursuant to a request for confidential treatment. However, it appears that these exhibits are neither the subject of a pending confidential treatment request nor covered by an unexpired confidential treatment order. To the extent that these agreements remain material, please file unredacted versions of these agreements.

Response

The Company advises the Staff that it is requesting an extension of confidential treatment for Exhibits 10.30, 10.31, 10.35 -.37, 10.42, 10.44 and 10.45, and will supplementally submit a confidential treatment request.

The Company further advises the Staff that Exhibits 10.34 and 10.38 were terminated on March 31, 2010 and December 31, 2009, respectively, and it no longer considers these agreements to be material contracts required to be filed under Item 601 of Regulation S-K.  Accordingly, the Company intends to remove Exhibits 10.34 and 10.38 from the exhibit list of its next Annual Report on Form 10-K.

Definitive Proxy Statement on Schedule 14A

Executive Compensation, page 21

Compensation Discussion and Analysis, page 21

Components of Direct Compensation, page 24

Annual Cash Incentive Compensation, page 24

13.
In future filings, please identify the personal performance measures applicable to each named executive officer, and explain how each individual's actual performance influenced the amounts ultimately paid out under your annual cash incentive program.

Response

In response to the Staff's comment, the Company will identify in future applicable filings the personal performance measures applicable to each named executive officer, and explain how each individual’s actual performance influenced the amounts ultimately paid out under our annual cash incentive program.

15710 John F Kennedy Blvd, Suite 300, Houston, Texas 77032
phone: 281.504.4700  fax: 281.504.4953  www.kraton.com

Mr. John Cash
Securities and Exchange Commission
August 2, 2011

Equity Compensation Plan Information, page 33

14.
In future filings, please provide the information required by Instruction 6 to Item 201(d) of Regulation S-K with respect to the securities remaining available for future issuance under your compensation plans.

Response

In response to the Staff's comment, the Company will provide in future applicable filings supplemental footnote disclosure to this table to clarify the plans or arrangements pursuant to which the column (c) securities are issuable and the respective amounts issuable under each such plan or arrangement.  We note for the Staff that all of the securities referenced in column (c) of the Equity Compensation Plan Information table in our proxy statement were issuable under our 2009 Equity Incentive Plan.

 Termination and Change in Control Payments, page 37

15.	Please include a "total" column in each of your severance compensation tables.

Response

In response to the Staff's comment, the Company will include in future applicable filings a “total” column in each of our severance compensation tables.

Form 10-Q for the quarter ended March 31, 2011

Recent Developments, page 31

16.
Please tell us and in future periodic filings disclose whether you will be responsible for any costs to restore operations at your USBC facility in Japan. If you are responsible for such costs, but are unable to estimate them, please disclose this fact.

Response

We advise the Staff that the Company was responsible for some of the costs to restore operations at the USBC facility in Japan, which amounted to approximately $100,000. In May 2011, the facility returned to normal operations, and accordingly, we do not anticipate any future costs. In response to the Staff’s comment, we will disclose this information in the June 30 10-Q and applicable future filings.

15710 John F Kennedy Blvd, Suite 300, Houston, Texas 77032
phone: 281.504.4700  fax: 281.504.4953  www.kraton.com

Mr. John Cash
Securities and Exchange Commission
August 2, 2011

Notes to Consolidated Financial Statements,

8. Long-Term Debt, page 13

17.
We note your disclosure on page 14 indicating your compliance with the applicable financial ratios and the other covenants for the senior secured credit facility and the indenture governing the 6.75% senior subordinated notes. To the extent it is or becomes reasonably likely that you may not comply with any material debt covenant, please revise future annual and quarterly filings to disclose and discuss required ratios/amounts as well as actual ratios/amounts at each reporting date. See Sections LD and IV.C of the SEC Interpretive Release No. 33-8350.

Response

In response to the Staff's comment, to the extent it is or becomes reasonably likely that the Company may not comply with any material debt covenant of the senior secured credit facility or the indenture governing the 6.75% senior subordinated notes, the Company will revise future applicable annual and quarterly filings to disclose and discuss the required ratios/amounts as well as actual ratios/amounts at each reporting date.

*           *           *           *           *

Please direct any comments or questions regarding this filing to the undersigned.

Very truly yours,

/s/ Stephen E. Tremblay
Stephen E. Tremblay
Chief Financial Officer

cc:	Stephen W. Duffy
Kraton Performance Polymers, Inc.

Duane McLaughlin
Cleary Gottlieb Steen & Hamilton

Paul F. Perea
Baker Botts L.L.P.

Stephen T. Dabney
KPMG LLP

15710 John F Kennedy Blvd, Suite 300  Houston, Texas 77032
phone: 281.504.4700  fax: 281.504.4953  www.kraton.com